                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                 FORM 11-K


              Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


(Mark One)

 X   Annual report pursuant to Section 15(d) of the
- ---  Securities Exchange Act of 1934 (Fee Required)

     For the fiscal year ended December 31, 1993


                                    OR

     Transition report pursuant to Section 15(d) of the
- ---  Securities Exchange Act of 1934 (No Fee Required)

For the transition period from       to
                               -----    -----

                       Commission file number 1-1105
                                 _________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AT&T Corp.
            32 Avenue of the Americas, New York, NY 10013-2412

                       AT&T RETIREMENT SAVINGS and
                           PROFIT SHARING PLAN

                        Financial Statements and
                         Supplemental Schedules
                      at December 31, 1993 and 1992

             AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

        INDEX to FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULES
                                 _______




                                                          Page(s)
                                                          -------
Report of Independent Auditors                               2-3

Financial Statements:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 1993 and 1992                            4-5

  Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31, 1993         6

  Notes to Financial Statements                             7-11

Supplemental Schedules:

  Schedule of Investments at December 31, 1993             12-22

  Item 27a - Schedule of Assets Held for
    Investment Purposes at December 31, 1993                  23

                      REPORT of INDEPENDENT AUDITORS
                                  _______


To the AT&T Savings Plan Committee:


We have audited the financial statements of the AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the AT&T Retirement Savings and Profit Sharing Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.
                                    -2-

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedule under item 27a is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                         COOPERS & LYBRAND
New York, New York
April 29, 1994

                             AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                           STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS

                                            December 31, 1993

                                          (Thousands of Dollars)
                                                 _______

                                                           AT&T   Diversified     Guaranteed  South Africa
                                                          Shares    Equity         Interest    Restricted   Loan
                     ASSETS:                               Fund    Portfolio        Fund         Fund      Account     Total
                                                          ------   ----------      ----------   ----------  -------     -----
Investments, at fair value (cost $8,759; see accompanying
  schedule of investments):
    Share of investments in Group Trust:
      American Telephone and Telegraph Company
        common shares                                    $4,482     $   15                                             $ 4,497
      Other marketable securities and obligations                    3,061                          $543                 3,604
      Contracts with insurance companies                                           $2,536                                2,536
      Contracts with financial institutions                                           156                                  156
      Temporary cash investments                            201        455            192                                  848
                                                         ------     ------         ------           ----               -------
                                                          4,683      3,531          2,884            543                11,641
    Non-Group Trust investments:
      Participant loans receivable                                                                           $278          278
                                                         ------     ------         ------           ----     ----      -------
 Total investments                                        4,683      3,531          2,884            543      278       11,919

Employee allotments receivable                               91         56             48             12                   207
Employing Company contributions receivable (Note 5)          45         29             24              6                   104
Dividends and interest receivable                            29          3                                                  32
Rollovers receivable and other                               10          6             28                                   44
Interfund receivable                                         21                                       12                    33
                                                         ------     ------         ------           ----     ----      -------
          Total assets                                    4,879      3,625          2,984            573      278       12,339
                                                         ------     ------         ------           ----               -------
                       LIABILITIES:
Interfund payable                                                       25              8                                   33
                                                         ------     ------         ------           ----               -------
          Total liabilities                                             25              8                                   33
                                                         ------     ------         ------           ----      ----     -------
          Net assets available for plan benefits         $4,879     $3,600         $2,976           $573      $278     $12,306
                                                         ======     ======         ======           ====      ====     =======

                 The accompanying notes are an integral part of these financial statements.

                             AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                           STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS

                                            December 31, 1992

                                          (Thousands of Dollars)
                                                 _______

                                                           AT&T   Diversified    Guaranteed  South Africa
                                                          Shares    Equity        Interest    Restricted   Loan
                     ASSETS:                                Fund    Portfolio       Fund         Fund      Account   Total
                                                          ------   ---------      -------     ----------  -------   -----
Investments, at fair value (cost $5,702):
  Share of investments in Group Trust:
    American Telephone and Telegraph Company
      common shares                                      $2,099      $     8                                          $2,107
    Other marketable securities and obligations                        2,063                        $283               2,346
    Contracts with insurance companies                                             $1,626                              1,626
    Contracts with financial institutions                                             166                                166
    Temporary cash investments                                7           17           19                                 43
                                                         ------       ------       ------           ----             -------
                                                          2,106        2,088        1,811            283               6,288
  Non-Group Trust investments:
    Participant loans receivable                                                                             $117        117
                                                         ------       ------       ------           ----     ----    -------
          Total investments                               2,106        2,088        1,811            283      117      6,405

Allotments and contributions receivable (Note 5)             54           59           37             12                 162
Dividends and interest receivable                            14            3                                              17
Rollovers receivable and other                               25            3                                              28
Interfund receivable                                         17                                                           17
                                                         ------       ------       ------           ----     ----    -------
          Total assets                                    2,216        2,153       1,848             295      117      6,629
                                                         ------       ------       ------           ----             -------
                       LIABILITIES:

Payables for investments purchased                                         4            1                                  5
Distributions payable (Note 2)                               12           16           13              4                  45
Interfund payable                                                         17                                              17
                                                         ------       ------       ------           ----             -------
          Total liabilities                                  12           37           14              4                  67
                                                         ------       ------       ------           ----     ----    -------
          Net assets available for plan benefits         $2,204       $2,116       $1,834           $291     $117     $6,562
                                                         ======       ======       ======           ====     ====     ======

                 The accompanying notes are an integral part of these financial statements.

                             AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                      STATEMENT of CHANGES in NET ASSETS AVAILABLE for PLAN BENEFITS

                                   for the year ended December 31, 1993

                                          (Thousands of Dollars)
                                                 _______


                                                           AT&T   Diversified    Guaranteed   South Africa
                                                          Shares    Equity        Interest     Restricted    Loan
                                                           Fund    Portfolio       Fund          Fund       Account    Total
                                                          ------   ---------      -------      ----------   -------    -----
Net assets available for plan benefits,
  January 1, 1993                                        $2,204       $2,116       $1,834           $291     $117    $ 6,562
                                                         ------       ------       ------           ----     ----    -------
Allotments, contributions and transfers:
  Employee allotments                                     1,318          859          734            147               3,058
  Employing Company contributions (Note 5)                1,207          839          607            139               2,792
  Transfers of participants' balances, net                  345         (346)        (163)           (10)     161        (13)
                                                         ------       ------       ------           ----     ----    -------
                                                          2,870        1,352        1,178            276      161      5,837
                                                         ------       ------       ------           ----     ----    -------
Investment income:
  Share of investment income in Group Trust:
    Dividends on American Telephone and Telegraph
      Company common shares                                  95                                                           95
    Other dividends                                                       32                          38                  70
    Interest                                                  3            3          180              4                 190
    Net appreciation (depreciation) of
      investments (Note 2)                                 (156)         308                          (9)                143
                                                         ------       ------       ------           ----             -------
                                                            (58)         343          180             33                 498
                                                         ------       ------       ------           ----             -------
Distributions to participants                              (135)        (205)        (213)           (27)               (580)
Administrative expenses                                      (2)          (6)          (3)                               (11)
                                                         ------       ------       ------           ----     ----    -------
          Net increase                                    2,675        1,484        1,142            282      161      5,744
                                                         ------       ------       ------           ----     ----    -------
          Net assets available for plan benefits,
            December 31, 1993                            $4,879       $3,600       $2,976           $573     $278    $12,306
                                                         ======       ======       ======           ====     ====     ======

                 The accompanying notes are an integral part of these financial statements.

             AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                      NOTES to FINANCIAL STATEMENTS
                                 _______

1.   Plan Description:

     The AT&T Retirement Savings and Profit Sharing Plan (the "Plan" or "RSPS"), was established on July 1, 1991 by American Telephone and Telegraph Company ("AT&T") to provide a convenient way for employees of certain newly acquired companies of AT&T to save on a regular and long-term basis. An eligible employee enters the Plan by authorizing a payroll allotment and making a direction of investment entirely in the AT&T Shares Fund, Diversified Equity Portfolio, Guaranteed Interest Fund, or South Africa Restricted Fund, or equally in any combination of the funds.

     Employee allotments of 2% to 12% of salary may be authorized. An employee may designate allotments as pre-tax allotments or after-tax allotments. The Employing Company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee's salary allotment.

     Loans are available to all active participating employees in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the employee's vested account balance. Upon default, employees are considered to have received a distribution and are subject to income taxes on the distributed amount.

     For a complete description of the Plan and its profit sharing component, participants should refer to the Plan
     Prospectus.

     Bankers Trust Company is the trustee (the "Trustee") for the Plan. Effective September 1, 1994, Fidelity Management
     Trust Company will become the trustee for the Plan.

2.   Summary of Significant Accounting Policies:

     VALUATION OF INVESTMENTS
     ------------------------
     Investments in AT&T common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. All other investments are carried at the fair value at the close of business on December 31. The Trustee determines fair value, taking into account values supplied by a generally accepted pricing or
                                    -7-

              AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                       NOTES to FINANCIAL STATEMENTS
                                  _______

     quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates).

     WITHDRAWALS AND DISTRIBUTIONS
     -----------------------------
     In accordance with guidance issued by the American Institute of Certified Public Accountants in 1993, the Plan has changed its method of accounting for withdrawals and distributions such that all amounts elected to be withdrawn and distributed from the Plan by participants, but not yet distributed at year-end, are no longer recorded as a liability in the statement of net assets available for plan benefits. Prior to 1993, withdrawals and distributions were recorded as a liability in the period such amounts were authorized to be paid to participants. The effect of this change is immaterial to net assets available for plan benefits.

     PURCHASES AND SALES OF INVESTMENTS
     ----------------------------------
     Purchases and sales of securities are recorded as of the trade dates.

     INVESTMENT INCOME
     ------------------
     Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

     NET APPRECIATION (DEPRECIATION) IN THE VALUE OF INVESTMENTS
     -----------------------------------------------------------
     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the value of investments, which consists of the net realized gains or losses and unrealized appreciation (depreciation) on those investments.









                                 Continued
                                    -8-

              AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                       NOTES to FINANCIAL STATEMENTS
                                  _______

3.   Participants by Investment Direction:

     At December 31, 1993, the number of AT&T employees participating by investment direction described in the Plan
     Prospectus was:

     Entirely in AT&T Shares Fund                                        199
     Entirely in Diversified Equity Portfolio                             68
     Entirely in Guaranteed Interest Fund                                143
     Entirely in South Africa Restricted Fund                              8
     Equally in AT&T Shares Fund and Diversified Equity Portfolio        174
     Equally in AT&T Shares Fund and Guaranteed Interest Fund            121
     Equally in AT&T Shares Fund and South Africa Restricted Fund         16
     Equally in Diversified Equity Portfolio and Guaranteed
       Interest Fund                                                     100
     Equally in Diversified Equity Portfolio and South Africa
       Restricted Fund                                                    20
     Equally in Guaranteed Interest Fund and South Africa
       Restricted Fund                                                     5
     Equally in AT&T Shares Fund, Diversified Equity Portfolio
       and Guaranteed Interest Fund                                      129
     Equally in AT&T Shares Fund, Diversified Equity Portfolio
       and South Africa Restricted Fund                                   33
     Equally in AT&T Shares Fund, Guaranteed Interest Fund and
       South Africa Restricted Fund                                        3
     Equally in Diversified Equity Portfolio, Guaranteed Interest
       Fund and South Africa Restricted Fund                              13
     Equally in AT&T Shares Fund, Diversified Equity Portfolio,
       Guaranteed Interest Fund and South Africa Restricted Fund          47
                                                                        ----
               Total                                                   1,079
                                                                      ======
     4.   Tax Status:

     Since its inception, the Plan has been designed and operated to be in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code, as amended (the "Code"), and AT&T intends to make any amendments required by the Internal Revenue Service to ensure continued compliance. Therefore, Plan management believes that the Plan was qualified under Code Section 401(a) and the related Trust was tax exempt under Code Section 501(a) at the date of the financial statements.

5.   Employing Company Contributions:

     The Employing Company contributes on behalf of each of its participating employees an amount equal to 66-2/3% of the first 6% of the allotment of each such employee.

     Employing Company contributions are reduced by forfeited contributions.

     In addition, the Employing Company may, at its discretion, elect to make an annual profit sharing contribution to the Plan of up to 6% of the compensation of eligible employees. In 1993, this contribution amounted to approximately $1.3 million.

     For information regarding Employing Company contributions and profit sharing contributions, participants should refer to the Plan
     Prospectus.
                                   Continued
                                      -9-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                         NOTES to FINANCIAL STATEMENTS
                                    _______

6.   Group Trust Agreement:

     On January 1, 1990, AT&T established a group trust (the "Group Trust"), which contains the pooled assets of the various funds of the AT&T Long Term Savings and Security Plan ("LTSSP"), the AT&T Long Term Savings Plan for Management Employees, and the Plan. Income and assets of the Group Trust are allocated monthly among the three plans on the basis of prior-month balances and current activity. Plan participation in the Group Trust was initiated on July 1, 1991.

     Effective January 1, 1994, the assets of the LTSSP were transferred to a newly formed group trust.

7.   Transfer of Participant Balances to Other Plans:

     Effective January 1, 1994, AT&T Capital Corporation established their own savings plan. Their respective net assets will be transferred out of the Plan during 1994.

8.   Concentrations of Credit Risk:

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

     The Plan places its investment contracts with high-credit quality insurance companies and financial institutions and, by policy, limits the amount of credit exposure to any one company or institution.

9.   Termination Priorities:

     In the event that the Plan is terminated, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, the Plan provides that the net assets be distributed to participating employees in amounts equal to their respective interests in such assets.

10.  Plan Expenses:

     Brokerage, investment manager and Trustee fees are paid by the Plan.

11.  Reconciliation to Form 5500:

     A liability in the amount of approximately $168 thousand, relating to participants who have elected to withdraw from the Plan but have not yet been paid (see Note 2), has been reflected on Form 5500 in the statement of net assets available for plan benefits, as well as in the statement of changes in net assets available for plan benefits in accordance with Department of Labor Requirements.






                                   Continued
                                      -10-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

GROUP TRUST INVESTMENTS:
- -----------------------

                                           Number of
                                           Shares or
                                           Principal
     Name of Issuer and Title of Issue      Amount               Cost          Value
     ---------------------------------     ---------             -----         -----
                                AT&T SHARES FUND
                               -----------------
American Telephone and Telegraph Company
  common shares - (91.8%)                100,774,277 shs      $2,871,938      $5,290,647

Temporary cash investments - (4.1%):
  BT Pyramid Directed Acct. Cash Fund       $237,937             237,937         237,937
                                                              ----------       ---------
          Total AT&T Shares Fund                              $3,109,875      $5,528,584
                                                              ==========       =========
Allocated to:
  AT&T Long Term Savings Plan
    for Management Employees
    ("LTSPME")                  66.2839%                      $2,061,346      $3,664,561
  AT&T Long Term Savings and
    Security Plan ("LTSSP")     33.6314%                       1,045,895       1,859,340
  AT&T Retirement Savings and
    Profit Sharing Plan ("RSPS")  .0847%                           2,634           4,683
                                                               ---------       ---------
                                                              $3,109,875      $5,528,584
                                                               =========       =========
                          GOVERNMENT OBLIGATIONS FUND
                          ---------------------------
U.S. Treasury Notes:
  U.S. Treasury Notes, 8.625%
    August 15, 1994                        $   3,200            $  3,375        $  3,299
  U.S. Treasury Notes, 8.50%
    August 15, 1995                          101,280             109,248         108,227
  U.S. Treasury Notes, 7.625%
    April 30, 1996                            44,210              47,351          47,353
  U.S. Treasury Notes, 7.25%
    August 31, 1996                           24,600              26,651          26,284
  U.S. Treasury Notes, 6.75%
    February 28, 1997                         82,890              88,006          87,915
  U.S. Treasury Notes, 5.75%
    October 31, 1997                           3,300               3,393           3,396
  U.S. Treasury Notes, 4.75%
    October 31, 1998                          17,985              17,901          17,665
  U.S. Treasury Notes, 4.375%
    November 15, 1996                         46,000              45,863          45,813
  U.S. Treasury Notes, 4.25%
    July 31, 1995                             16,165              16,187          16,208
  U.S. Treasury Notes, 4.25%
    November 30, 1995                         43,745              43,787          43,772
  U.S. Treasury Notes, 4.125%
    June 30, 1995                             18,100              18,134          18,131
                                                                 -------         -------
                                                                 419,896         418,063
                                                                 -------         -------

                                   Continued
                                      -11-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue        Amount               Cost          Value
     ---------------------------------       ---------             ----          -----

                     GOVERNMENT OBLIGATIONS FUND, Continued
                     --------------------------------------
Federal Mortgage Agency Obligations:
  Federal National Mortgage Association,
    7.75%, May 1, 2004                     $   5,419             $ 5,412         $ 5,653
  Federal Home Loan Mortgage Corp.,
    8.40%, January 15, 2005                   11,039              11,504          11,418
  Federal Home Loan Mortgage Corp.,
    Var. rate, April 15, 2022                  3,219               3,232           3,289
  Federal Home Loan Mortgage Corp.,
    7.00%, September 1, 2009                     970                 942             991
  Federal Home Loan Mortgage Corp.,
    7.00%, November 1, 2006                    4,157               3,942           4,247
  Federal Home Loan Mortgage Corp.,
    7.00%, May 1, 2006                         2,489               2,361           2,543
  Federal Home Loan Mortgage Corp.,
    7.00%, April 1, 2005                       2,413               2,307           2,465
                                                                  ------          ------
                                                                  29,700          30,606
                                                                  ------          ------
Other Federal Agency Mortgage-Backed:
  CMO Trust 64-F, 9.00%, May 20, 1997          3,021               3,157           3,161
  CMO Trust 64-A1, 9.00%, October 20, 2014     5,591               5,836           5,617
  Bear Stearns Investment Trust 88-6 6B,
    Zero Coupon, December 1, 2018              8,769               6,743           8,355
  Government Trust G, 8.00%, May 15, 1998     13,895              14,355          14,920
  Guaranteed Trade Trust 1993-A, 4.86%,
    April 1, 1998                             16,200              16,200          16,200
                                                                  ------          ------
                                                                  46,291          48,253
                                                                  ------          ------
Temporary Investments:
  BT Pyramid Directed Acct. Cash Fund        123,347             123,347         123,347
                                                                 -------         -------

          Total Government Obligations Fund                     $619,234        $620,269
                                                                 =======         =======

Allocated to:
  LTSPME                        100.0%                          $619,234        $620,269
                                                                 =======         =======

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993
                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount               Cost          Value
     ---------------------------------       ---------              ----          -----
                          DIVERSIFIED EQUITY PORTFOLIO
                          ----------------------------
American Telephone and Telegraph Company
  common shares - (.4%)                      125,000 shs          $ 6,562        $ 6,562

Other Marketable Securities:

  Domestic Common Stocks:

    Automobiles:
      Ford Motor Co.                         104,100                4,715          6,714
      General Motors Corp.                   156,000                6,428          8,561
                                                                   ------         ------
                                                                   11,143         15,275
                                                                   ------         ------
    Banks:
      Bank of Boston                         257,000                4,693          5,911
      BankAmerica Corp.                      123,000                5,371          5,704
      Central Fidelity Banks Inc.             17,600                  488            488
      Citicorp                               254,000                5,538          9,366
      First Interstate Bancorp                51,000                2,358          3,270
      First Virginia Banks, Inc.              16,200                  531            531
      Mercantile Bank Shares Corp.            18,900                  362            362
      J.P. Morgan & Co. Incorporated          73,000                2,708          5,064
      NBD Bancorp, Inc.                       46,000                  807          1,369
      Norwest Corporation                    230,000                2,079          5,606
                                                                   ------         ------
                                                                   24,935         37,671
                                                                   ------         ------

    Building - Forest Products:
      Boise Cascade Corp.                     95,000                3,900          2,233
      Weyerhaeuser Co.                       130,000                3,237          5,801
                                                                    -----          -----
                                                                    7,137          8,034
                                                                    -----          -----
    Building - Other:
      Fluor Corporation                       63,000                1,457          2,552
      Masco Corporation                      174,900                3,980          6,471
                                                                    -----          -----
                                                                    5,437          9,023
                                                                    -----          -----
    Chemicals:
      American Cyanamid Co.                   43,500                2,186          2,186
      Dow Chemical Co.                        80,000                3,432          4,540
      Raychem Corp.                          129,000                4,395          4,837
      WR Grace & Co.                          91,000                3,437          3,697
                                                                   ------         ------
                                                                   13,450         15,260
                                                                   ------         ------
Drugs:
      American Home Products Corp.            30,000                1,943          1,943
      Pfizer Inc.                             33,000                1,163          2,277
      Upjohn Co.                             211,700                6,533          6,139
                                                                   ------         ------
                                                                    9,639         10,359
                                                                   ------         ------

                                   Continued
                                      -13-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount            Cost        Value
     ---------------------------------       ---------           ----        -----
                    DIVERSIFIED EQUITY PORTFOLIO, Continued
                    ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Electrical Equipment:
      General Electric Co.               60,100 shs     $ 3,504   $ 6,303
      ITT Corp.                          69,000           3,811     6,296
                                                         ------    ------
                                                          7,315    12,599
                                                         ------    ------
    Electrical Household Appliances:
      Whirlpool Corp.                    73,000           1,872     4,855
                                                         ------    ------

    Electronics:
      Hewlett-Packard Co.                71,000           3,251     5,609
      Motorola Inc.                      49,900           1,145     4,603
      Texas Instruments Inc.            118,000           3,864     7,493
                                                         ------    ------
                                                          8,260    17,705
                                                         ------    ------
    Finance:
      American Express Co.              302,000           7,438     9,324
      Federal National Mortgage Assn.    64,400           5,056     5,056
      Integra Financial Corp.             7,590             326       326
                                                         ------    ------
                                                         12,820    14,706
                                                         ------    ------
    Food Products:
      CPC Intl Inc.                      35,000           1,667     1,667
                                                         ------    ------
    Insurance:
      CIGNA Corp.                        74,800           3,821     4,694
      Chubb Corp.                        80,000           6,001     6,230
      General Reinsurance Corp.          52,000           1,589     5,564
      St. Paul Cos. Inc.                 51,000           2,438     4,583
                                                         ------    ------
                                                         13,849    21,071
                                                         ------    ------
    Investment Companies:
      Morgan Stanley Group Inc.           4,400             311       311
                                                         ------    ------
    Machinery - Agriculture:
      Deere & Company                   134,300           6,267     9,938
                                                         ------    ------
    Machinery - Other:
      Caterpillar Inc.                  104,500           6,081     9,301
      Sundstrand Corp.                   25,000             845     1,050
                                                         ------    ------
                                                          6,926    10,351
                                                         ------    ------
    Metals - Aluminum:
      Aluminum Co. of America            96,000           6,019     6,660
                                                         ------    ------

                                   Continued

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______
                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount             Cost       Value
     ---------------------------------       ---------            ----       -----
                    DIVERSIFIED EQUITY PORTFOLIO, Continued
                    ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Office and Business Equipment:
      Digital Equipment Corp.           229,000 shs     $14,388   $ 7,843
      International Business Machines
        Corp.                           189,000          14,684    10,679
      Minnesota Mining and Mfg. Co.      50,000           4,614     5,438
      Seagate Technology Co.             34,000             807       807
      Tandem Computers Incorporated     400,000           5,990     4,350
      Xerox Corp.                        84,000           4,919     7,507
                                                        -------   -------
                                                         45,402    36,624
                                                        -------   -------
    Oil - Domestic:
      Amerada Hess Corp.                140,000           5,939     6,317
      Chevron Corporation                77,000           3,908     6,709
      Phillips Petroleum Co.            140,000           3,866     4,060
                                                        -------   -------
                                                         13,713    17,086
                                                        -------   -------
    Oil - International:
      Mobil Corporation                 117,000           6,551     9,258
                                                        -------   -------
    Oil - Service:
      Halliburton Co.                   180,700           5,499     5,760
                                                        -------   -------
    Paper:
      International Paper Co.            91,000           5,188     6,165
      James River Corp. of VA.          327,400           6,235     6,302
                                                        -------   -------
                                                         11,423    12,467
                                                        -------   -------
    Photographic Equipment:
      Eastman Kodak Company             121,400           6,829     6,829
                                                        -------   -------
    Publishing:
      R.R. Donnelley & Sons Co.         192,000           3,088     5,976
      The Times Mirror Company          180,300           5,468     6,018
                                                        -------   -------
                                                          8,556    11,994
                                                        -------   -------
    Retail Trade:
      American Stores Company            41,900           1,802     1,802
      Dayton-Hudson Corp.               136,000           7,420     9,061
      Fleming Companies, Inc.           110,900           3,213     2,745
      Fred Meyer Inc.                    13,825             497       497
      Nordstrom, Inc.                   251,600           7,227     8,303
      JC Penney Inc.                     25,800           1,358     1,358
                                                        -------   -------
                                                         21,517    23,766
                                                        -------   -------
    Savings & Loan:
      Golden West Financial Corp.       161,000           6,543     6,279
                                                        -------   -------

                                   Continued
                                      -15-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount            Cost       Value
     ---------------------------------       ---------           ----       -----
                    DIVERSIFIED EQUITY PORTFOLIO, Continued
                    ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Soaps:
      Procter & Gamble Co.               144,000 shs   $  3,419  $  8,208
                                                       --------  --------
    Textile and Apparel:
      Melville Corp.                     188,000          8,072     7,638
                                                       --------  --------
    Tire & Rubber:
      Goodyear Tire & Rubber Co.          69,200          3,166     3,166
                                                       --------  --------
    Transportation:
      CSX Corp.                           24,000          1,965     1,965
      Federal Express Corp.              119,200          5,366     8,448
      Union Pacific Corp.                 79,000            900     4,947
                                                       --------  --------
                                                          8,231    15,360
                                                       --------  --------
    Utilities - Electric:
      Central & South West Corp.          85,000          1,190     2,571
      Commonwealth Edison Co.            183,000          5,226     5,147
      Pacific Gas & Electric Co.          30,000            540     1,054
      Texas Utilities Company             45,000          1,300     1,946
                                                       --------  --------
                                                          8,256    10,718
                                                       --------  --------
    Utilities - Natural Gas:
      Consolidated Nat. Gas Co.           52,000          1,773     2,444
                                                       --------  --------
    Utilities - Telephone:
      NYNEX Corporation                   70,000          2,392     2,809
                                                       --------  --------
          Total Domestic Common Stocks - (24.1%)        304,951   382,453
                                                       --------  --------
  Foreign Common Stocks:

    Drug:
      Smithkline Beecham                 260,000          7,209     7,117
                                                       --------  --------
    Oil - International:
      Royal Dutch Petroleum Co.           50,000          2,936     5,219
                                                       --------  --------
    Transportation:
      Canadian PAC Ltd.                  345,000          4,030     5,606
                                                       --------  --------
    Utility - Telephone:
      LM Erisson Tel Co.                  63,300          1,312     2,556
                                                       --------  --------
          Total Foreign Common Stocks - (1.3%)           15,487    20,498
                                                       --------  --------

                                   Continued

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount            Cost       Value
     ---------------------------------       ---------           ----       -----
                    DIVERSIFIED EQUITY PORTFOLIO, Continued
                    ---------------------------------------
Other Marketable Securities, Continued:

  Pooled Common Stocks:

    Bankers Trust Pyramid S&P 500
      Equity Index Fund                  963,175 units         $  682,452     $  952,243
                                                     ----------               ----------
          Total Pooled Common Stocks - (60.0%)          682,452                  952,243
                                                     ----------               ----------
Temporary Cash Investments - (12.6%):
  BT Pyramid Directed Acct. Cash Fund   $200,210        200,210                  200,210
                                                     ----------               ----------
          Total Diversified Equity Portfolio         $1,203,100               $1,555,404
                                                     ==========               ==========

Allocated to:
  LTSPME                 95.5552%                     1,149,625 1,486,269
  LTSSP                   4.2178%                        50,744    65,604
  RSPS                     .2270%                                                  2,731      3,531
                                                     ----------               ----------
                                                     $1,203,100               $1,555,404
                                                     ==========               ==========
                            GUARANTEED INTEREST FUND
                                 ------------------------
Contracts with Insurance Companies - (85.2%):
  Aetna Life Insurance Company                       $  111,277$  111,277
  Allstate Life Insurance Company                        51,418    51,418
  CIGNA Life Insurance Company                          195,082   195,082
  CNA Insurance Company                                  35,368    35,368
  Commonwealth Life Insurance Company                   209,070   209,070
  Confederation Life Insurance Company                  101,805   101,805
  Crown Life Insurance Company                           34,111    34,111
  The Hartford Life Insurance Company                   219,164   219,164
  John Hancock Mutual Life Insurance
    Company                                             371,755   371,755
  Lincoln National Life Insurance Company                          88,172         88,172
  Massachusetts Mutual Life Insurance
    Company                                             294,280   294,280
  Metropolitan Life Insurance Company                   332,504   332,504
  New York Life Insurance Company                       362,583   362,583
  Pacific Mutual Life Insurance Company                 126,972   126,972
  Principal Financial Insurance Company                 179,019   179,019
  Provident National Life Assurance Company             120,135   120,135
  The Prudential Insurance Company of
    America                                             414,123   414,123
  Sun Life of Canada                                     81,068    81,068
                                                      --------- ---------
                                                      3,327,906 3,327,906
                                                      --------- ---------





                                   Continued
                                      -17-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount            Cost        Value
     ---------------------------------       ---------           ----        -----
                      GUARANTEED INTEREST FUND, Continued
                      -----------------------------------
Contracts with Financial Institutions - (5.3%):
  Bankers Trust Company                              $  128,518$  128,518
  JP Morgan                                              65,263    65,263
  Long Term Credit Bank of Japan Ltd.                    11,754    11,754
                                                     --------------------
                                                        205,535   205,535
                                                     --------------------
Temporary Cash Investments - (6.4%):
  BT Pyramid Discretionary Cash Fund    $158,002        158,002   158,002
  BT Pyramid Directed Acct. Cash Fund     93,423         93,423    93,423
                                                     --------------------
                                                        251,425   251,425
                                                     --------------------
          Total Guaranteed Interest Fund                       $3,784,866     $3,784,866
                                                     ====================
Allocated to:
  LTSPME                     79.2062%                $2,997,849$2,997,849
  LTSSP                      20.7176%                   784,133   784,133
  RSPS                         .0762%                     2,884     2,884
                                                     --------------------
                                                     $3,784,866$3,784,866
                                                     ====================
                          SOUTH AFRICA RESTRICTED FUND
                          ----------------------------
Investment Companies - (94.7%):
  Miller, Anderson and Sherrard
    Select Equity Portfolio             $ 12,789     $  213,386              $   226,870
                                                     ----------              -----------
          Total South Africa Restricted Fund         $  213,386              $   226,870
                                                     ==========              ===========
Allocated to:
  LTSPME                     91.4626%                $  195,168              $   207,501
  LTSSP                       8.2983%                    17,708    18,826
  RSPS                         .2391%                       510                      543
                                                     --------------------
                                                     $  213,386              $   226,870
                                                     ==========              ===========

TOTAL GROUP TRUST INVESTMENTS                        $8,930,461              $11,715,993
                                                     ==========              ===========

TOTAL ALLOCATION OF GROUP TRUST INVESTMENTS:

  LTSPME                      $7,023,222            $ 8,976,449

  LTSSP                        1,898,480              2,727,903

  RSPS                             8,759                 11,641
                                                     ----------              -----------
                                                     $8,930,461              $11,715,993
                                                     ==========              ===========




                                   Continued
                                      -18-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                                             Number of
                                             Shares or
                                             Principal
     Name of Issuer and Title of Issue         Amount            Cost        Value
     ---------------------------------       ---------           ----        -----

NON-GROUP TRUST INVESTMENTS:
- ---------------------------
                                  LOAN ACCOUNT
                                  ------------
Participant Loans Receivable - (100%),                   $  -        $278
  6%                                                     ------     -----
  Total Loan Account                                     $  -        $278
                                                         ======     =====

TOTAL NON-GROUP TRUST INVESTMENTS SPECIFIC to RSPS       $  -        $278
                                                         ======     =====













































                                   Continued
                                      -19-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
                            SCHEDULE of INVESTMENTS
                               December 31, 1993

                             (Thousands of Dollars)
                                    _______


                          SUMMARY of RSPS INVESTMENTS

                                           Group     Non-Group
                                           Trust       Trust       Total
                                           -----     ---------    ------
AT&T Shares Fund                         $ 4,683                 $ 4,683

Diversified Equity Portfolio               3,531                   3,531

Guaranteed Interest Fund                   2,884                   2,884

South Africa Restricted Fund                 543                     543

Loan Account                                          $278           278
                                         -------     -----       -------
          Grand total RSPS               $11,641      $278       $11,919
                                         =======     =====       =======











































                                   Continued
                                      -20-

                AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN

                               December 31, 1993
                                    _______

                        NOTES to SCHEDULE of INVESTMENTS
                        --------------------------------


1. The Plan's share of the investments in AT&T common shares, the Bankers Trust Pyramid Directed Account Cash Fund and the Bankers Trust Pyramid S&P 500 Equity Index Fund each represent 5% or more of the Plan's net assets available for plan benefits.

2. At December 31, 1993, contracts with insurance companies and financial institutions held by the Group Trust were crediting interest at a composite effective annual interest rate of 7.69%.

3. Percentages in parentheses represent the percentage of the Plan's share of the market value of each investment category to the respective fund's net assets available for plan benefits.

                  AT&T RETIREMENT SAVINGS and PROFIT SHARING PLAN
            Item 27a - SCHEDULE of ASSETS HELD for INVESTMENT PURPOSES
                                 December 31, 1993

                              (Thousands of Dollars)
                                      _______

                                       Number of
                                       Shares or
                                       Principal
Name of Issuer and Title of Issue      Amount              Cost      Value
- ---------------------------------      ---------           ----      ------
             LOAN ACCOUNT
             ------------

Participant Loans Receivable, 6%                            $ -       $278
                                                            -----     ----
          Total Loan Account                                $ -       $278
                                                            =====     =====


TOTAL NON-GROUP TRUST INVESTMENTS SPECIFIC to RSPS          $ -       $278
                                                            =====     ====


                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     Retirement Savings and
                                       Profit Sharing Plan

                               By:  Savings Plan Committee



                                    S. L. Fordham
                                       Savings Plan Administrator


Date:  May 3, 1994

                               EXHIBIT INDEX

Exhibit Number
- --------------

      23         Consent of Coopers & Lybrand